ATNA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

(Unaudited - prepared by Management)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and the related notes for the years ended December 31, 2002, 2001 and 2000.

General

The company held its Annual General Meeting in Vancouver on May 20. In addition to routine business, shareholders approved an agreement to acquire the royalty assets of Diepdaume Mines Limited, a company controlled by J. Patrick Sheridan, by issuing 11,200,000 shares to Diepdaume. Closing of this transaction is expected to occur during September and should result in an additional $3,500,000 of cash and near cash accruing to the Company’s treasury.

During the meeting, Mr. Wilson Barbour was newly appointed as a Director of the company. The Board of Directors are pleased to welcome him to our team. Mr. Barbour brings years of experience in corporate finance and governance to the Board and his contribution will be much appreciated.

Exploration Activities

Management is encouraged by the positive results of geological, geochemical, and geophysical surveys, which were carried out on most of the Company’s Nevada gold properties during the 2nd quarter of the year. Each of Clover, Golden Cloud, and Beowawe have high-level bonanza quartz veins and/or sinters, which are anomalous in gold and located on favorable structures in volcanic horizons that are time-stratigraphic equivalents to known gold deposits in the area. These prospects each have well defined drill targets at sub surface depths where hydrothermal boiling and gold deposition may have occurred.

The Company continues to discuss option and joint venture arrangements with parties who have expressed interest in participating in the Golden Cloud, Clover and Beowawe projects by funding drilling and further work. Subsequent to the 2nd quarter, the Company entered into an agreement with Great Basin Gold Ltd. whereby Great Basin can earn a 70% interest in the Golden Cloud Property by paying the Company an aggregate of US$400,000 and incurring an aggregate of US$2,500,000 in exploration expenditures prior to August 22, 2008, and by assuming underlying option and property maintenance payments. As part of the agreement, Great Basin will carry out 1,500 meters of drilling before the end of this November. Great Basin and Hecla Mining are jointly planning to go underground to explore the Clementine and Gwenivere bonanza veins on the nearby Hollister Development Block. Atna is pleased to have Great Basin as a partner and to have the opportunity to participate in what may be a new, emerging mining camp in the Carlin/Northern Rift district.

Meanwhile, additional fieldwork, compilation, and interpretation are being pursued at the Sno, Triple Junction, and Dixie Fork prospects. These projects are expected to have drill targets defined before the end of September. We expect to see drills turning on at least 3 of our properties this autumn. A number of new prospects have been identified and we expect to add to our land position in the near future.

A group of mining analysts was taken to visit the Nevada properties during July. A number of favorable reviews were written and published as a result, including front-page coverage in the Northern Miner's weekly paper, July 28 - August 3, 2003 issue. Some of the material is available for review on the company web site.

Liquidity

The Company’s cash and cash equivalents on hand decreased from $3,687,711 to $2,176,277 from December 31, 2002 to June 30, 2003, a difference of $1,511,434. In the same period of the prior year, the cash balance decreased from $7,735,343 to $5,813,021, a decrease of $1,922,322.

Operations

The loss from operations decreased from $2,344,642 in 2002 to $1,021,484 during the same period in the current year. If the impact of the disposition of assets is excluded, the loss from operations decreased from $1,527,445 in 2002 to $1,004,189 in 2003. This was due mainly to the decrease in general exploration and business development expenditures during the current interim period.

Interest income decreased from $52,464 in 2002 to $36,686 during the same period in the current year due to the decrease in the balance of cash and cash equivalents.

General and administrative expenditures increased from $406,888 in 2002 to $473,404 during the current year. This increase was due mainly to the settlement of employment contracts between the Company and its three employees in Canada. The Company paid an aggregate of $175,175 to its three employees in Canada by issuing a total number of 761,630 shares from its treasury. Shareholders approved the issuance of these 761,630 shares at the Company’s Annual General Meeting on May 20, 2003.

Non-capitalized general exploration and business development expenditures decreased from $1,069,739 in 2002 to $494,338 during the same period in 2003. This decrease in exploration and business development expenditures during the current period was due primarily to the Company’s focus on exploring its Nevada gold properties which are subject to current acquisition agreements and the deferral of related exploration costs.

Investing and Financing

Total acquisition and exploration expenditures on properties owned or subject to acquisition agreements in good standing decreased from $499,232 in 2002 to $469,827 during the current interim period. During the current period the Company issued an aggregate of 100,000 common shares at a value of $0.27 per share and 50,000 common shares at a value of $0.237 per share pursuant to the terms of property acquisition agreements.

Forward-Looking Statements

The above discussion may contain forward-looking statements regarding events and financial trends which may affect the Company’s future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company’s actual results and financial position to differ materially from those anticipated in forward looking statements. These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks.

ATNA RESOURCES LTD.
Interim Consolidated Balance Sheets
Canadian Funds

	June 30, 03 (Unaudited)	Dec. 31, 02 (Audited)
ASSETS
Current
Cash and cash equivalents	$ 2,176,277	$ 3,687,711
Amounts receivable	21,352	59,717
Marketable securities	48,200	53,360
Prepaid expenses	25,296	27,673
	2,271,125	3,828,461
Value-added tax receivable	179,641	181,317
Capital assets	78,054	69,301
Resource properties (note 4)	9,422,434	8,952,606
	$ 11,951,254	$ 13,031,685

LIABILITIES
Current
Accounts payable	79,807	352,779

SHAREHOLDERS’ EQUITY
Share capital (note 3)	34,265,163	34,051,138
2003 - 22,668,667 shares
2002 - 21,757,037 shares
Deficit	(22,393,716)	(21,372,232)
	11,871,447	12,678,906
	$ 11,951,254	$ 13,031,685

APPROVED BY THE BOARD OF DIRECTORS

/s/ Glen D. Dickson                        /s/ William J. Coulter

Glen D. Dickson                              William J. Coulter

Director                                       Director

See accompanying notes

ATNA RESOURCES LTD.
Interim Consolidated Statements of Operations and Deficit
Canadian Funds
(Unaudited)
	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
EXPENSES
Amortization	$ 4,421	$ 3,672	$ 9,399	$ 7,161
Exploration and business development	162,890	844,053	494,338	1,069,739
Listing and transfer agent fees	11,304	4,953	24,474	16,981
Office	30,039	21,822	44,384	41,791
Professional fees	34,806	86,310	53,437	129,453
Rent and services	14,955	16,367	29,515	34,143
Shareholder communications	52,683	52,808	93,180	95,465
Wages and benefits	192,788	22,666	228,414	89,055
Foreign exchange loss	12,051	100,640	63,734	96,121
Interest and other income	(20,018)	(29,056)	(36,686)	(52,464)
Net loss on asset dispositions	22,085	748,815	17,295	817,197
Net loss for the period	518,004	1,873,050	1,021,484	2,344,642
Deficit, beginning of period	21,875,712	16,570,055	21,372,232	16,098,463
Deficit, end of period	$22,393,716	$18,443,105	$22,393,716	$18,443,105

Loss per share	$ 0.02	$ 0.09	$ 0.05	$ 0.11

Weighted-average number of common shares outstanding	21,951,166	21,757,037	21,951,166	21,757,037

See accompanying notes

ATNA RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
Canadian Funds
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the period	$ (518,004)	$ (1,873,050)	$ (1,021,484)	$ (2,344,642)
Net adjustments for items not involving cash	201,681	752,486	201,869	824,358
	(316,323)	(1,120,564)	(819,615)	(1,520,284)
Changes in non-cash working capital components:
Amounts receivable	4,451	(1,713)	38,365	(4,759)
Prepaid expenses	1,074	-	2,377	770
Accounts payable	(83,635)	49,123	(272,972)	(44,197)
Value-added tax receivable	5,956	(27,420)	1,676	(42,336)
	(388,477)	(1,100,574)	(1,050,169)	(1,610,806)
INVESTING ACTIVITIES
Acquisition of resource properties	(128,989)	-	(228,404)	(159,400)
Exploration and development	(107,299)	(198,469)	(202,573)	(339,832)
Purchase of assets	-	(14,719)	(68,568)	(84,954)
Dispositions of assets	6,328	226,974	38,280	272,670
	(229,960)	13,786	(461,265)	(311,516)
Net decrease in cash and cash equivalents	(618,437)	(1,086,788)	(1,511,434)	(1,922,322)
Cash and cash equivalent - beginning of period	2,794,714	6,899,809	3,687,711	7,735,343
Cash and cash equivalents - end of period	$ 2,176,277	$ 5,813,021	$ 2,176,277	$ 5,813,021

Supplementary Cash Flow Disclosures (Note 5)

See accompanying notes

ATNA RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the Six Month Periods Ended June 30, 2003 and 2002

1. NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon its being able to develop a commercial ore body, to finance the required exploration and development costs, and to acquire environmental, regulatory and other such permits as may be required for the successful development of the property.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements for the interim periods ended June 30, 2003 and 2002 are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, operations and cash flows for the interim periods presented. These interim financial statements should be read in conjunction with the Company’s annual financial statements, including the notes thereto, as at and for the year ended December 31, 2002.

3. SHARE CAPITAL

(a)   Authorized:     100,000,000 Common Shares

                         50,000,000 Preferred Shares

(b)   Issued and fully paid:

	No. of Shares	Amount
Outstanding at December 31, 2002	21,757,037	$ 34,051,138
Issued for mineral properties	150,000	38,850
Issued for settlement of employment contracts	761,630	175,175
Outstanding at June 30, 2003	22,668,667	$ 34,265,163

(c)   Stock Options and Warrants Outstanding at June 30, 2003:

Stock options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant. At June 30, 2003, the Company had stock options outstanding for 2,080,000 common shares.

	Number Outstanding	Weighted-Average Exercise Price ($)	Expiry Date Range
Options outstanding at 12/31/02	2,945,000	0.64	06/16/03 to 12/05/05
Cancelled	(2,395,000)	0.73	06/16/03 to 06/14/04
Granted	1,530,000	0.25	11/30/03 to 06/16/06
Options outstanding at 6/30/03	2,080,000	0.25	11/30/03 to 06/16/06

If the Company accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the period ended June 30, 2003 would be as follows:

	June 30, 2003	June 30, 2002
Net loss for the period
As reported	$ 1,021,484	$ 2,344,642
Compensation expense	94,576	-
Pro-forma net loss for the period	$ 1,116,060	$ 2,344,642

Loss per share
As reported and pro-forma	$ 0.05	$ 0.11

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a weighted-average risk-free interest of 3.08%; an expected life of three years; a weighted-average expected volatility of 30.56% and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock option grants.

As at June 30, 2003, 710,000 warrants are outstanding, exercisable at a price of $0.74 per share prior to April 19, 2005.

4. RESOURCE PROPERTIES

The aggregate balances of deferred costs to date by property as follows:

	June 30, 2003	Dec. 31, 2002
CANADA
Yukon
Wolverine property	$ 5,624,956	$ 5,624,478
Wolf property	1,686,001	1,686,001
Other Yukon properties	636,173	636,166
British Columbia properties	458,740	456,206
UNITED STATES
Nevada properties	606,621	186,258
Other U.S. property	353,743	353,743
CHILE PROPERTIES	56,200	9,754
TOTAL RESOURCE PROPERTIES	$ 9,422,434	$ 8,952,606

Current Property Transactions

a. Sno Property, Nevada, USA

In an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest on the Sno property in Elko County, Nevada, by making a cash payment of US$15,000 (paid). The property is subject to a 3% Net Smelter Royalty on gold revenue, less US$15 per realized ounce. To exercise the option, the Company must make additional payments totalling US$280,000 prior to April 10, 2008, issue 50,000 common shares (issued) to the Optionor upon the acceptance of the agreement by the Toronto Stock Exchange, and carry out a minimum 2,000m of exploratory drilling prior to April 10, 2006. Following the exercise of the Option, the Company shall make annual advance royalty payments of US$100,000 until the commencement of commercial production.

b. Uduk Property, British Columbia, CANADA

The Company entered into a letter agreement dated June 5, 2003 with Southern Rio Resources Ltd. ("SRIO") whereby SRIO could acquire a 100% interest on the Uduk Property, subject to a 3% NSR, by issuing 150,000 common shares of SRIO at a value of $0.15 per share. In July 2003, the Company received 150,000 shares of SRIO and paid 37,500 shares of SRIO as finder’s fee.

c. Chanarcillo - Lo Castillo Property, Chile

The Company entered into an agreement with Sociedad Legal Minera Juan Godoy de Chanarcillo ("S.L.M.") whereby it could earn up to a 100% interest, subject to a 2% NSR, in 27 mineral concessions located in the Chanarcillo silver mining district in north-central Chile by paying an aggregate of US$118,000 and incurring an aggregate of US$800,000 in exploration expenditures prior to August 8, 2007. The Option was terminated by the Company in June 2003.

5. SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash and financing activities:

	June 30, 2003	June 30, 2002

Common shares issued for mineral property acquisition	$ 38,850	$ -
Common shares issued for severance compensation	$ 175,175	$ -

6. SEGMENTED INFORMATION

The Company operates in one industry segment - the exploration and development of mineral properties.

7. SUBSEQUENT EVENTS

The Company entered into an agreement dated August 22, 2003 with Great Basin Gold Ltd. ("GBG") whereby GBG can earn a 70% interest in the Company’s Golden Cloud Property by paying the Company an aggregate of US$400,000 (US$25,000 received) and incurring an aggregate of US$2,500,000 in exploration expenditures prior to August 22, 2008, and by assuming underlying option and property maintenance payments.